

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 5, 2009

Mr. Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
No. 29-31
Shuikou Road
Huizhou, Guangdong, People's Republic of China 516006

> **Re: NIVS IntelliMedia Technology Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed: October 14, 2008**
> **File No. 0-52933**

Dear Mr. Li:

We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

Sincerely,

Robert Littlepage
Accountant Branch Chief